UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 FORM 11-K

Annual Report Pursuant to Section 15(d) of
The Securities Exchange Act of 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2016

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission file number 1-37393

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPX FLOW Retirement Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX FLOW, INC.

13320 Ballantyne Corporate Place

Charlotte, North Carolina 28277

SPX FLOW Retirement Savings Plan
Financial Report
December 31, 2016

Report of Independent Registered Public Accounting Firm

To the SPX FLOW Benefits Administrative Committee

SPX FLOW Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the SPX FLOW Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2016 and 2015 and the changes in net assets for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
Southfield, Michigan
June 20, 2017

SPX FLOW Retirement Savings Plan
Statement of Net Assets Available for Benefits

Assets	December 31, 2016	December 31, 2015
Participant-directed investments:
Mutual funds	$155,028,635	$146,517,486
Common collective trust fund	22,721,876	22,998,072
Employer and Former Parent company securities	32,582,017	21,587,654
Money market funds	1,117,175	762,364
Total participant-directed investments	211,449,703	191,865,576
Participant notes receivable	6,506,598	6,918,846
Contributions receivable	552,878	587,131
Net assets available for benefits	$218,509,179	$199,371,553

The accompanying notes are an integral part of this statement.

SPX FLOW Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
Additions	December 31, 2016
Interest and dividends on investments	$6,847,735
Interest on participant notes receivable	277,379
Net realized and unrealized gains on investments	14,737,466

Contributions:
Employer	6,842,243
Participants	12,422,965
Rollovers	1,057,166
Total contributions	20,322,374

Total additions	42,184,954

Deductions
Distributions to participants or beneficiaries	(23,008,209)
Administrative expenses and other, net	(39,119)
Total deductions	(23,047,328)

Net increase	19,137,626

Net assets available for benefits
Beginning of year	199,371,553
End of year	$218,509,179

The accompanying notes are an integral part of this statement.

SPX FLOW Retirement Savings Plan
Notes to Financial Statements

Note 1 - Plan Overview and Basis of Presentation
Description of the SPX FLOW Retirement Savings Plan
The following description of the SPX FLOW Retirement Savings Plan (the “Plan”) provides only general information. The Plan is established and maintained by SPX FLOW, Inc. (the "Company" or "Employer") in order to encourage eligible employees of the Company with an incentive to save for the future and provide them an opportunity to become more vested in the affairs of the Company through an ownership interest in the SPX FLOW Stock Fund.
Participants should refer to the Plan document for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan operates as a profit sharing plan with Internal Revenue Code Sections 401(k) and 401(m) and features a stock bonus plan that includes an "employee stock ownership plan" component designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the “Code”).
General - The Plan is a defined contribution plan that benefits employees of the Company who have met eligibility requirements.
Contributions - Participants can elect to defer a portion of their compensation as a pretax contribution to the Plan, up to the maximum allowed under the Plan and the Code.
In general, the Company makes matching contributions equal to 100 percent of the participant’s pretax contributions up to the first four (4) percent of compensation deferred and 50 percent of the participant’s pretax contributions in excess of four (4) percent of compensation deferred up to a maximum of six (6) percent of compensation deferred. These Company matching contributions are invested in the SPX FLOW Stock Fund are immediately vested and can generally be transferred to other available investment options at any time.
 Employer contributions for union employee participants are determined based on the respective collective bargaining agreements.
Participant Accounts - Each participant’s account is credited with the participant’s contributions, the Employer’s matching contributions, if any, and an allocation of Plan earnings or losses.
 The allocation of Plan earnings or losses to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts. The Plan benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
 Participants elect to invest their account balances and contributions among various investment options selected by the SPX FLOW Plan Investment Committee (the “Committee”), and investment options required by the terms of the Plan such as the SPX FLOW Stock Fund.
Vesting - Participants in the Plan are at all times 100 percent vested in their contributions and earnings or losses thereon.  In general, participants are 100 percent vested in Employer contributions. Any forfeitures may be used to pay expenses of the Plan or reduce the Employer contributions in the year the forfeitures occur or in future years. There were no forfeitures outstanding as of December 31, 2016.
Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum distribution or monthly or annual payments equal, in aggregate, to the value of his or her account. Terminated participants with account balances in excess of $1,000 can also elect to wait until retirement age to receive benefits. A participant still employed may request a distribution of all or any portion of his or her after-tax contributions at any time, or all or any portion of his or her pre-tax contributions on or after he or she reaches age 59 1/2. A participant who experiences a financial hardship is eligible to receive a distribution from his or her Plan account. All withdrawal and distribution payments are made by Fidelity Management Trust Company (the “Trustee” or “Fidelity”) from the Plan's trust.
Employer Securities - Investment in the SPX FLOW Stock Fund, including amounts allocated to participants’ accounts by reason of Company matching contributions as discussed above, can generally be redirected to other available investment options.
     Former Parent Company Securities - The SPX Corporation Stock Fund is a frozen investment option under the Plan, and participants cannot make new contributions or exchanges into such investment option. However, a participant may generally

SPX FLOW Retirement Savings Plan
Notes to Financial Statements

exchange out the portion of his or her Plan account invested in the SPX Corporation Stock Fund to any other available investment option at any time. The Company was spun off from SPX Corporation (the "Former Parent") in September 2015.
Participant Notes Receivable - A participant can borrow from the Plan an amount that does not exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. The term of the participant note receivable may not exceed five years unless the participant note receivable is used in the purchase of a primary residence, in which case the term may be up to 15 years.
Participant notes receivable are collateralized by the balance in the participant’s account and bear interest at market rates as outlined in the Plan document. Principal and interest are paid ratably through payroll deductions. Other participant note receivable provisions are outlined in the Plan document.
Voting Rights - Each participant is entitled to exercise voting rights for Company shares attributable to the units of SPX FLOW Stock Fund credited to his or her account.  The Trustee is required to vote shares of common stock that have been allocated to participants but for which the Trustee received no voting instructions in the same manner and in the same proportion as the shares for which the Trustee received timely voting instructions.
Administration - The Company is the sponsor of the Plan. The SPX FLOW Benefits Administrative Committee, as provided in the Plan document, is the plan administrator. The Trustee also functions as a Plan fiduciary.
 Investment management fees, trustee fees and other applicable Plan expenses are paid by the Plan or the Company in accordance with the Plan document.
Party-in-interest Transactions - Certain plan assets are in investment funds managed by Fidelity or its affiliates. Fidelity is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.
Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants become 100 percent vested in their account balances.
Note 2 - Summary of Significant Accounting Policies
Investments - The Plan’s investments are stated at fair value, except for its common collective trust fund investments which are stated at net asset value per share or its equivalent which is based on the fair value of the fund's underlying assets. See Note 3 for additional information. Dividend income is accrued on the ex-dividend date.
Common Collective Trust Funds - The Plan holds the Fidelity Managed Income Portfolio II investment fund which is a stable value fund.  This fund has certain limitations on withdrawals and exchanges as follows:

•
Participant-directed - Withdrawals made in order to accommodate distributions to participants or transfers to non-competing investments may be made on any business day. Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.

•
Non-participant-directed - Withdrawals directed by the Committee must be preceded by a twelve-month written notice to Fidelity. However, Fidelity may, in its discretion, complete any such plan-level withdrawal before the expiration of such twelve-month period. No such notice has been given to Fidelity.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Benefit Payments - Distributions to participants are recorded when paid.
Income Tax Status - The Plan, adopted in 2015, is in the process of obtaining its initial determination letter from the Internal Revenue Service. The Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan’s tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.

SPX FLOW Retirement Savings Plan
Notes to Financial Statements

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Reconciliation of Financial Statements to Form 5500 (Annual Return/Report of Employee Benefit Plan) - The net assets available for benefits on the financial statements differ from the net assets available for benefits on Form 5500 due to common collective trust funds being recorded at Net Asset Value on the financial statement and at fair value on Form 5500 at December 31, 2015. The net assets available for benefits on the financial statement were lower by $165,113 at December 31, 2015. Accordingly, the net increase in the net assets available for benefits on the financial statements is $165,113 higher than as reported on Form 5500 for the year ended December 31, 2016. There is no difference between the net assets available for benefits on the financial statements and the net assets available for benefits on Form 5500 at December 31, 2016.
New Accounting Pronouncement - In January 2016, the Financial Accounting Standards Board (the “FASB”) amended guidance for measurement of financial instruments to require equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. This amended guidance also requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes and is effective for employee benefit plans for fiscal years beginning after December 15, 2018, with early adoption permitted with respect to certain fair value measurements and certain fair value disclosures. Management elected to early adopt this amended guidance with respect to use of the exit price notion for fair value disclosure of the Plan's common collective trust fund. This impact was not material to our financial statements.
Note 3 - Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting standards require certain assets and liabilities to be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
The Plan utilizes market data or assumptions that it believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable quoted prices in active markets for identical assets or liabilities (“Level 1”), significant other observable inputs (“Level 2”) or significant unobservable inputs (“Level 3”). The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability. In instances where inputs used to measure fair value fall into different levels in the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest input that is significant to the valuation.
 The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
There were no changes to the Plan’s valuation techniques used to measure investment fair values on a recurring basis for the year ended December 31, 2016. There were no transfers between the three Levels of the fair value hierarchy during the period. The Plan’s policy is to recognize transfers between Levels at the beginning of the fiscal year.

SPX FLOW Retirement Savings Plan
Notes to Financial Statements

A reconciliation of assets measured at fair value is as follows:

	Investments Measured at Fair Value as of December 31, 2016
	Total	Level 1	Level 2	Level 3
Mutual funds	$155,028,635	$155,028,635	—	—
Employer securities - SPX FLOW, Inc.	23,289,685	23,289,685	—	—
Former Parent company securities - SPX Corporation	9,292,332	9,292,332	—	—
Money market funds	1,117,175	1,117,175	—	—
Total assets measured at fair value	188,727,827	188,727,827	—	—

Investments measured at net asset value:
Common collective trust funds	22,721,876
Total participant-directed investments	$211,449,703

	Investments Measured at Fair Value as of December 31, 2015
	Total	Level 1	Level 2	Level 3
Mutual funds	$146,517,486	$146,517,486	—	—
Employer securities - SPX FLOW, Inc.	16,839,214	16,839,214	—	—
Former Parent company securities - SPX Corporation	4,748,440	4,748,440	—	—
Money market funds	762,364	762,364	—	—
Total assets measured at fair value	168,867,504	168,867,504	—	—

Investments measured at net asset value:
Common collective trust funds	22,998,072
Total participant-directed investments	$191,865,576

SPX FLOW Retirement Savings Plan
Notes to Financial Statements

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i, EIN 47-3110748, Plan 005
December 31, 2016

(a) (b)	(c)	(d)	(e)
Identity of Issuer	Description	Cost	Current Value
	Mutual funds:
Fidelity	Fidelity Real Estate Investment	*	$3,793,569
Fidelity	Fidelity International Small Cap	*	2,293,828
Fidelity	Fidelity Low-Priced Stock Fund	*	5,830,380
Fidelity	Neuberger Berman Genesis Instl	*	3,471,069
Fidelity	Fidelity Freedom 2005 Fund	*	50,450
Fidelity	Fidelity Freedom 2010 Fund	*	361,336
Fidelity	Fidelity Freedom 2015 Fund	*	2,860,320
Fidelity	Fidelity Freedom 2020 Fund	*	13,558,374
Fidelity	Fidelity Freedom 2025 Fund	*	8,193,346
Fidelity	Fidelity Freedom 2030 Fund	*	7,749,399
Fidelity	Fidelity Freedom 2035 Fund	*	3,854,509
Fidelity	Fidelity Freedom 2040 Fund	*	4,995,262
Fidelity	Fidelity Freedom 2045 Fund	*	1,422,406
Fidelity	Fidelity Freedom 2050 Fund	*	1,740,772
Fidelity	Fidelity Freedom 2055 Fund	*	846,514
Fidelity	Fidelity Freedom 2060 Fund	*	99,642
Fidelity	Fidelity Capital & Income	*	4,752,451
Fidelity	Fidelity Freedom Income	*	330,719
Fidelity	Fidelity Capital Appreciation K	*	3,146,528
Fidelity	Fidelity Contrafund K	*	11,561,480
Fidelity	Fidelity Equity-Income K	*	5,629,328
Fidelity	Fidelity Growth Company K	*	10,674,020
Fidelity	Fidelity International Discovery K	*	5,334,581
Fidelity	Fidelity Puritan K	*	11,109,541
Fidelity	Spartan US Bond Index Fund	*	3,096,013
Fidelity	Spartan 500 Index Fund	*	10,597,921
Fidelity	T. Rowe Price Dividend Growth Fund	*	3,616,834
Fidelity	RidgeWorth Mid-Cap Value Equity Fund I	*	3,785,338
Fidelity	William Blair Small Cap Value Fund	*	1,161,010
Fidelity	Goldman Sachs Growth Opportunities Fund	*	400,783
Fidelity	American Beacon Large Cap Value Fund	*	3,009,596
Fidelity	Invesco Developing Markets	*	877,468
Fidelity	Spartan Extended Market Index Inv	*	2,168,725
Fidelity	Spartan International Index Inv	*	1,015,255
Fidelity	Baron Growth Institution	*	3,452,613
Fidelity	PIMCO Total Return Instl	*	8,187,255
	Employer and Former Parent company securities:
Fidelity	SPX Corporation Stock Fund	*	9,292,332
Fidelity	SPX Flow Stock Fund	*	23,289,685
	Common collective trust fund:
Fidelity	Fidelity Managed Income Portfolio II	*	22,721,876
Fidelity	Money market funds	*	1,117,175
Participants	Participant notes receivable bearing interest at rates from 4.25 percent to 9.00 percent	—	6,506,598
	Total net investments and participant notes receivable		$217,956,301
*            In accordance with instructions for Form 5500, Schedule H, Item 4i, cost information is not required for participant-directed investments and, therefore, is not included above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX FLOW RETIREMENT SAVINGS PLAN

		By:	SPX FLOW Plan Investment Committee

Date:	June 20, 2017		By:	/s/ Stephen A. Tsoris
Stephen A. Tsoris Vice President, Secretary and General Counsel of SPX FLOW, Inc.

Exhibit Index

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC